FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


For the month of September, 2003

Commission File Number 1-12752


                               Glassworks of Chile
                (Translation of registrant's name into English)


                                  Hendaya 60
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F /X/         Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NYSE:  CGW
Santiago:  CRISTALES
www.cristalchile.cl


CONTACT IN SANTIAGO:
Ricardo Dunner
Head of Investor Relations
PH:  (562) 787-885
FAX:  (562) 787-8800
EMAIL:  rdunner@cristalchile.cl


                                                           FOR IMMEDIATE RELEASE


                  CRISTALERIAS DE CHILE REPORTS ITS RESULTS FOR
                       SECOND QUARTER AND FIRST HALF 2003

Santiago, Chile (August 29, 2003) - Cristalerias de Chile S.A. ("Cristalerias"), a Chilean conglomerate and the largest producer of glass containers in Chile, today announced its results for the second quarter and six-month periods ended June 30, 2003. All figures have been prepared according to Chilean GAAP and are stated in constant Chilean Pesos and in US Dollars at Ch$699.12/US$1, the exchange rate at the close of June 30, 2003.


2Q03 HIGHLIGHTS (vs. 2Q02):
o Consolidated sales increased 2.8%
o Operating income down 21.8%
o EBITDA down 15.3%
o Non-operating loss of Ch$8,702 million in 2Q03 compared to a Ch$3,262 million loss in 2Q02.
o Net loss of Ch$1,381 million, compared to Ch$3,515 million income in 2Q02.

YTD 2003 HIGHLIGHTS (vs. YTD 2002):
o Consolidated sales increased 7.4%
o Operating income down 8.9%
o EBITDA down 5.3%
o Non-operating loss of Ch$9,826 million compared to a loss of Ch$8,420 million in 2002.
o Net income reached Ch$2,940 million compared to Ch$3,697 million reported in 2002.
o Earnings Per ADR reached US$0.20



                                               CONSOLIDATED REVENUE
                                                                                    2Q03 vs.
(in Ch$ millions)                                2Q03              2Q02               2Q02             YTD03
                                                 ----              ----               ----             -----
TOTAL REVENUE                                   40,860            39,749               2.8%            76,479
  Cristalchile (glass containers).....          15,754            15,672               0.5%            33,324
  Vina Santa Rita (wine)..............          19,424            19,855              -2.2%            34,457
  CIECSA (media)......................           7,124             6,235              14.3%            11,510
  Adjustments.........................           1,442             2,013                N/A             2,812

                                                RELATED COMPANIES
  Metropolis-Intercom (cable).........          11,414            11,438              -0.2%            22,270
  Envases CMF (plastic containers)....           7,286             6,722               8.4%            16,144


                          SECOND QUARTER 2003 RESULTS

CONSOLIDATED RESULTS

During 2Q03, Cristalerias' total consolidated revenue reached Ch$40,860 million, a 2.8% increase versus the 2Q02. The main factors behind this increase were improved sales in CIECSA (+14.3%) and the glass container business (+0.5%); partially compensated by lower sales in Santa Rita (-2.2%). Adjustments for factors such as intercompany sales reached Ch$1,442 million during the quarter.

                             2003 Revenue Breakdown  [GRAPHIC]

                            Media     Glass      Wine
                            -----     -----      ----
                              17%      37%        46%


Consolidated operating income decreased by 21.8% during the quarter, totaling Ch$8,008 million (US$11.5 million). This includes Ch$3,721 million from the glass container business, Ch$3,306 million from Santa Rita and Ch$968 million from CIECSA.

During the quarter, Cristalerias had a Ch$1,381 million (US$2.0 million) net loss, compared with a Ch$3,515 million (US$5.0 million) income in 2Q02. This is mainly explained by a Ch$8,702 million (US$ 12.4 million) non-operating loss in 2Q03, compared to a Ch$3,262 million (US$4.7 million) non-operating loss in 2Q02. The latter is mainly explained by a higher Ch$6,111 million (US$8.7 million) loss from exchange differences (Ch$3,010 million income in 2Q02); partially compensated by a lower Ch$808 million net loss from subsidiaries that do not consolidate (Ch$3,788 million loss in 2Q02), due to better results at Rayen Cura, Metropolis-Intercom and Envases CMF. The net loss from subsidiaries includes a Ch$1,049 million charge (Ch$1,043 million charge in 2Q02) corresponding to goodwill amortization, which does not constitute cash flow.

EBITDA: Operating cash generation decreased from Ch$13,670 million (US$19.6 million) in the 2Q02 to Ch$11,573 million (US$16.6 million) in the 2Q03. EBITDA margin for the quarter was 28.3% (34.4% in 2Q02).

The following analysis explains Cristalerias' results based on individual financial statements, as well as those of its main subsidiaries:

PACKAGING BUSINESS

Glass

Glass packaging sales during the quarter increased by 0.5% to Ch$15,754 million (US$22.5 million). Volume sales decreased by 0.6%, totaling 53,853 tons. Wine bottle sales increased by 1.5%, mainly due to a better mix from a higher acceptance of heavier upper-scale formats. Liquor bottle sales increased by 21.5%, mainly due to the launching of a 700cc format for a new pisco brand. Soft-drink bottle sales increased by 8.9%, mainly due to the launching of a new 237cc crown-top returnable format.

Beer bottle sales decreased by 19.7%, due to lower sales of returnable formats, partially compensated by higher sales of one-way formats. Containers for the food industry decreased due to lower food exports to Latin America.


                                      GLASS
                                                                        2Q03 vs.
                                          2Q03            2Q02           2Q02
                                          ----            ----           ----
Net Sales (in Ch$ millions) .......       15,754          15,672         0.5%
  Wine.............................       10,814          10,652         1.5%
  Soft Drinks......................        1,697           1,559         8.9%
  Liquor...........................        1,463           1,204        21.5%
  Beer.............................        1,406           1,752       -19.7%
  Food.............................          299             320        -6.6%
  Pharmaceutical...................           75             185       -59.6%
Volume in tons.....................       53,853          54,158        -0.6%


Operating income reached Ch$3,721 million (US$5.3 million), compared with Ch$5,122 million in 2Q02 (US$7.3 million). Operating margins reached 23.6% in 2Q03 (32.7% in 2Q02) due to lower volume sales, higher production costs from operating with three furnaces and higher sales of lower-margin imported bottles due to the reconstruction of furnace B.

Net earnings for 2Q03 include a non-operating loss of Ch$5,394 million (US$7.7 million), compared to a Ch$311 million (US$0.4 million) non-operating loss in 2Q02. The Company registered a higher loss from exchange differences (Ch$4,941 million, Ch$1,814 million income in 2Q02); partially compensated by a net income from subsidiaries (Ch$194 million in 2Q03, Ch$1,434 million loss in 2Q02), due to a higher income from Cristalchile Inversiones (40% owner of Rayen Cura) and Envases CMF; and a lower loss from Cristalchile Comunicaciones (owner of 50% of Metropolis-Intercom).

EBITDA: Operating cash generation was Ch$6,063 million (US$8.7 million) in 2Q03, compared to Ch$7,385 million (US$10.6 million) in 2Q02. EBITDA margin was 38.5% (47.1% in 2Q02).

Plastic

During 2Q03, Envases CMF posted a Ch$663 million (US$ 0.9 million) net profit, compared to Ch$704 million (US$ 1.0 million) net loss in 2Q02. Total sales reached Ch$7,286 million (US$10.4 million), compared with Ch$6,722 million in 2Q02. Volumes increased by 5.0%, reaching 4,927 tons, while prices increased by 3.2%. Operating income reached Ch$416 million, compared to Ch$90 million operating loss in 2Q02, due to higher operating efficiencies and a more profitable sales mix. The Company had a Ch$338 million non-operating income (Ch$694 million non-operating loss in 2Q02) mainly due to an income from exchange differences.

EBITDA: Operating cash generation increased from Ch$980 million (US$1.4 million) in 2Q02 to Ch$1,550 million (US$2.2 million) during 2Q03. EBITDA margin reached 21.3% (14.6% in 2Q02).

WINE BUSINESS

During 2Q03, Santa Rita's consolidated sales totaled Ch$19,424 million (US$27.8 million), compared to Ch$19,855 million (US$28.4 million) in 2Q02. The Company's profits came in at Ch$1,660 million (US$2.4 million), compared with Ch$3,240 million (US$4.6 million) in 2Q02, mainly due to a lower non-operating result, that included a loss from exchange differences.

In the domestic market, Santa Rita's volumes fell by 7.5% compared to 2Q02. Prices fell by 2.0% in real terms as a result of sharp competition. These conditions led net sales in the domestic market to drop by 9.4%.

In the export market sales rose by 4.8% reaching US$15.8 million, which accounted for 56.8% of total revenues. The average price in Dollars per case in the export market reached US$33.2 (US$31.2 in 2Q02), compared with an industry average of US$23.71 (US$23.18 in 2Q02).

Operating income at Ch$3,306 million maintained its 2Q02 level as operating margin increased to 17.0% (16.7% in 2Q02).

EBITDA: Operating cash generation increased by 1.7% to Ch$4,320 million (US$6.2 million) during the quarter. Accordingly, EBITDA margin rose from 21.4% to 22.2%.

                                                  SANTA RITA
                                                                                                  2Q03 vs.
                                                               2Q03               2Q02              2Q02
                                                               ----               ----              ----
Net Sales (in Ch$ millions)..........................         19,424             19,855             -2.2%
  Domestic...........................................          8,044              8,875             -9.4%
  Exports............................................         11,024             10,523              4.8%
  Others.............................................            356                457            -22.1%
Volume...............................................
  Exports (Th cases).................................            476                491             -3.0%
  Domestic (Th liters)...............................         16,303             17,629             -7.5%
Price per case - Export Mkt.( US$)...................             33.2               31.2            6.7%
Avg. price per case - Domestic Mkt. (Ch$)............          4,437              4,527             -2.0%

MEDIA BUSINESS

Television Broadcasting, Financial Printed Press, and Other Media

[GRAPHIC]

During 2Q03, CIECSA reported a net income of Ch$520 million (US$0.7 million) compared to Ch$579 million in 2Q02.

MEGA, CIECSA's main subsidiary, reached an average viewership share of 23.3% in 2Q03 (26.1% in 2Q02). Net sales increased by 13.5% in 2Q03 to reach Ch$6,968 million (US$10.0 million). MEGA had an Ch$898 million (US$1.3 million) operating profit, compared to Ch$1,730 million during 2Q02, due to higher internal productions that increased costs. Therefore, MEGA posted a Ch$457 million net income, compared to Ch$719 million net income in 2Q02.

EBITDA: CIECSA's operating cash generation decreased from Ch$1,990 million (US$2.8 million) in 2Q02 to Ch$1,168 million (US$1.7 million) in 2Q03. EBITDA margin was 16.4% (31.9% in 2Q02).

Cable Television

Cristalchile Comunicaciones S.A. (Cristalerias' wholly-owned subsidiary), owner of 50% of Cordillera Comunicaciones Ltda., had a net loss of Ch$1,942 million (US$2.8 million) during the quarter compared to a net loss of Ch$2,499 (US$3.6 million) in 2Q02. Similarly, Cordillera Comunicaciones Ltda. (owner of 99% of Metropolis-Intercom S.A.) had a net loss of Ch$3,884 million (US$5.6 million) in 2Q03, compared to a net loss of Ch$4,998 million (US$7.1 million) in 2Q02. The aforementioned result includes a goodwill amortization charge of Ch$1,049 million (Ch$1,043 million in 2Q02).

During 2Q03 Metropolis-Intercom S.A. posted sales of Ch$11,414 million (US$16.3 million), compared to Ch$11,438 million in 2Q02. At operating level, the Company renegotiated programming costs with content providers. Metropolis-Intercom posted a net loss of Ch$2,841 million (US$4.1 million), compared to a net loss of Ch$3,940 million (US$5.6 million) in 2Q02. The latter includes a Ch$3,427 million (US$4.9 million) depreciation charge, compared to a Ch$2,891 million (US$4.1 million) charge in 2Q02, mainly coming from the HFC network acquired in July 2000. The Company ended the period with 237,324 basic subscribers (239,042 in 2Q02), and 29,286 broad-band internet subscribers, 79.1% over 2Q02.

                               METROPOLIS-INTERCOM
                                                                      2Q03 vs.
                                        06/30/03       03/31/03         1Q03
                                        --------       --------         ----
Basic Subscribers(1)................      237,324        240,119        -1.2%
Premium customers...................       33,440         33,761        -1.0%
Internet customers..................       29,286         25,924        13.0%
Home Passed.........................    1,172,109      1,129,885         3.7%

                                                                       2Q03 vs.
                                            2Q03           2Q02          2Q02
                                            ----           ----          ----
Sales (Ch$ Million).................       11,414         11,438        -0.2%
Net Profit (loss) (Ch$ Million).....       (2,841)        (3,940)       27.9%

(1) Includes Premium and Internet customers.

                           FIRST HALF OF 2003 RESULTS

CONSOLIDATED RESULTS


                            YTD03 Revenue Breakdown [GRAPHIC]

                            Media     Glass      Wine
                            -----     -----      ----
                              15%      42%        43%


The Company consolidates its results with those of Vina Santa Rita, CIECSA, Cristalchile Comunicaciones, Cristalchile Inversiones and Apoger. During the first half of 2003, Cristalerias' total consolidated revenue reached Ch$76,479 million (US$109.4 million), a 7.4% increase over 2002. The main factors behind this growth include improved sales in the glass container (+6.0%), wine (+3.8%) and media (+14.5%) businesses.

Consolidated operating income decreased by 8.9% during the period, totaling Ch$15,520 million (US$22.2 million). This includes Ch$9,628 million from the glass container business, Ch$4,967 million from Santa Rita and Ch$853 million from CIECSA.

For the six-month period ended on June 30, 2003, Cristalerias' net income was Ch$2,940 million (US$4.2 million), compared to Ch$3,697 million (US$5.3 million) in 2002. The Company had a higher non-operating loss of Ch$9,826 million (US$14.1 million), compared to a non-operating loss of Ch$8,420 million (US$12.0 million) in 2002. The latter is mainly explained by a higher loss from exchange differences of Ch$4,437 million in 2003, compared to a Ch$3,000 million income in 2002; partially compensated by a lower net loss from subsidiaries that do not consolidate of Ch$1,908 million (compared to a Ch$7,716 million loss in 2002), mainly due to a lower loss at Metropolis-Intercom and better results at Rayen Cura, Envases CMF and Vina Los Vascos. The net loss from subsidiaries includes a Ch$2,082 million charge (Ch$2,080 million charge in 2002) corresponding to goodwill amortization, which does not constitute cash flow.

EBITDA: Operating cash generation reached Ch$22,535 million (US$32.2 million), compared to Ch$23,803 million (US$34.0 million) in 2002. EBITDA margin was 29.5% (33.4% in 2002).

The following analysis explains Cristalerias' results based on individual financial statements, as well as those of its main subsidiaries:

PACKAGING BUSINESS

Glass

The Company had non-consolidated sales of Ch$33,324 million (US$47.7 million), 6.0% higher than in 2002. Volume sales increased by 3.7%, totaling 112,120 tons. Wine bottle sales increased by 5.2% during the period due to a better sales mix from a higher acceptance of heavier upper-scale formats and an increase in wine export volumes. Liquor bottle sales increased by 31.6%, due to the launching of a 700cc format for a new pisco brand. Soft drink bottle sales increased by 8.0% due to the launching of a 237cc crown-top returnable format.

Beer bottle sales decreased by 0.3% due to lower sales of returnable formats, partially compensated by higher sales of one-way formats. Sales of containers for the food industry decreased due to lower food exports to Latin America.

                                                    GLASS
                                                                                               YTD03 vs.
                                                    YTD03                 YTD02                  YTD02
                                                    -----                 -----                  -----
Net Sales (in Ch$ millions)............             33,324                 31,446                6.0%
  Wine.................................             21,297                 20,244                5.2%
  Soft Drinks..........................              3,891                  3,602                8.0%
  Beer.................................              4,456                  4,471               -0.3%
  Liquor...............................              2,745                  2,085               31.6%
  Food.................................                751                    780               -3.7%
  Pharmaceutical.......................                186                    264              -29.6%
Volume in tons.........................            112,120                108,080                3.7%


Operating income reached $9,628 million (US$13.8 million), compared to Ch$10,324 million (US$14.8 million) in 2002. Operating margin was 28.9% (32.8% in 2002), mainly due to higher production costs and higher sales of lower-margin imported products due to the reconstruction of furnace B.

Net earnings for the period include a non-operating loss of Ch$5,950 million (US$8.5 million), compared to a non-operating loss of Ch$4,484 million (US$6.4 million) in 2002. During the period the Company registered a Ch$3,596 million loss from exchange differences (Ch$1,566 million income in 2002), a lower income from Santa Rita and CIECSA and higher interest expenses; partially compensated by a lower Ch$694 million net loss from subsidiaries (Ch$5,059 million loss in 2002), due to better results at Cristalchile Inversiones (40% owner of Rayen
Cura), Cristalchile Comunicaciones (50% owner of Metropolis-Intercom) and Envases CMF.

EBITDA: Operating cash generation reached Ch$14,271 million (US$20.4 million), compared to Ch$14,776 million (US$21.1 million) in 2002. EBITDA margin for the period was 42.8% (47.0% in 2002).

Plastic

During the first half of 2003, Envases CMF posted a Ch$1,209 million (US$1.7 million) net income in 2003 (Ch$414 million net loss in 2002). Total sales reached Ch$16,144 million (US$23.1 million), compared with Ch$15,442 million (US$22.1 million) in 2002. Volumes increased by 3.4%, reaching 11,006 tons, while prices increased by 1.1%. Operating income reached Ch$1,590 million, compared to Ch$752 million in 2002, due to higher operating efficiencies and a more profitable sales mix. The Company had a Ch$19 million non-operating loss (Ch$1,235 million non-operating loss in 2002) mainly due to an income from exchange differences.

EBITDA: Operating cash generation increased from Ch$2,879 million (US$4.1 million) in 2002 to Ch$3,852 million (US$5.5 million) during 2003. EBITDA margin increased to 23.9% (18.6% in 2002).

WINE BUSINESS

During the first half of 2003, Santa Rita's consolidated sales totaled Ch$34,457 million (US$49.3 million), a 3.8% increase over 2002. The Company's profits came in at Ch$2,865 million (US$4.1 million), compared to Ch$4,292 million (US$6.1 million) in 2002. These results are mainly due to a decrease in the non-operating result, that registered a loss from exchange differences.

In the domestic market, Santa Rita volumes were similar to those of 2002. Prices dropped by 3.5% in real terms as a result of strong competition. These conditions led net sales in the domestic market to drop by 3.8%.

During the period, exports at US$26.8 million accounted for 55.8% of total revenues (US$25.2 million in 2002). The average price in dollars per case reached US$32.5 (US$30.5 in 2002), compared with an industry average of US$23.6 (US$23.1 in 2002).

By markets, the export decrease breakdown is as follows: Europe, -6.5%; USA, -2.3%; partially offset by higher sales to Latin America, +43.7%; Asia+Africa, +29.5%; and Canada, +3.3%.


                                                    SANTA RITA
                                                                                                     YTD03 vs.
                                                            YTD03                YTD02                 YTD02
                                                            -----                -----                 -----
Net Sales (in Ch$ millions) ....................            34,457               33,182                 3.8%
  Domestic .....................................            14,354               14,916                -3.8%
  Export .......................................            19,218               17,452                10.1%
  Others .......................................               885                  814                 8.7%
Volume .........................................
  Exports (Th cases) ...........................               825                  827                -0.2%
  Domestic (Th liters) .........................            29,230               29,315                -0.3%
Price per case - Export Mkt.( US$) .............                32.5                 30.5               6.4%
Avg. price per case - Domestic Mkt. (Ch$) ......             4,419                4,581                -3.5%


EBITDA: Operating cash generation increased from Ch$6,715 million (US$9.6 million) in 2002 to Ch$6,943 million (US$9.9 million) during 2003. EBITDA margin was 20.1% (20.2% in 2002).

MEDIA BUSINESS

Television Broadcasting, Financial Printed Press and Other Media

During 2003, CIECSA reported a net profit of Ch$75 million (US$0.1 million) compared to a net profit of Ch$319 million (US$0.5 million) in 2002.

MEGA, CIECSA's main subsidiary, reached an average viewership share of 23.1% during the period (1) (24.3% in 2002). The Company increased net sales by 14.1% reaching Ch$11,327 million (US$16.2 million). MEGA had an Ch$809 million operating income, compared to Ch$1,776 million operating income in 2002, as higher internal productions resulted in higher costs. Net income reached Ch$209 million (US$0.3 million), compared to Ch$525 million (US$0.8 million) during 2002.

EBITDA: CIECSA's operating cash generation reached Ch$1,245 million in 2003 (US$1.8 million) compared to Ch$2,256 million (US$3.2 million) during 2002. EBITDA margin was 10.8% (22.5% in 2002).

Cable Television

Cristalchile Comunicaciones S.A. (Cristalerias wholly-owned subsidiary), owner of 50.0% of Cordillera Comunicaciones Ltda. had a net loss of Ch$3,447 million (US$4.9 million) during the period compared with a net loss of Ch$4,974 million (US$7.1 million) in 2002. Similarly, Cordillera Comunicaciones Ltda. (owner of 99.9% of Metropolis-Intercom S.A.) posted a net loss of Ch$6,892 million (US$9.9 million) in 2003, compared to a net loss of Ch$9,945 million (US$14.2 million) in the same period of 2002. The aforementioned result includes a goodwill amortization charge of Ch$2,082 million for the period (Ch$2,080 million in 2002).

During the first half of 2003 Metropolis-Intercom S.A. posted sales of Ch$22,270 million (US$31.9 million) compared with Ch$23,328 million in 2002. At operating level, the Company renegotiated programming costs with content providers. Metropolis-Intercom posted a net loss of Ch$4,815 million (US$6.9 million), compared to a net loss of Ch$7,849 million (US$11.2 million) in 2002. The latter includes a depreciation charge of Ch$6,631 million (US$9.5 million) compared to Ch$5,655 million (US$8.1 million) charge in 2002 coming mainly from the HFC network (acquired in July 2000). The Company ended the period with 237,324 basic subscribers (239,042 in 2002), and 29,286 broad-band internet subscribers, 79.1% over 2002.


                                               METROPOLIS-INTERCOM

                                                       06/30/03              12/31/02              % Change
                                                       --------              --------              --------
Basic Subscribers (1).......................             237,324               238,725              -0.6%
Premium customers...........................              33,440                31,840               5.0%
Internet customers..........................              29,286                23,559              24.3%
Home Passed.................................           1,172,109             1,128,247               3.9%


                                                                                                  YTD03 vs.
                                                           YTD03                 YTD02              YTD02
                                                           -----                 -----              -----
Sales (Ch$ Million).........................              22,270                23,328              -4.5%
Net Profit (loss) (Ch$ Million).............              (4,815)               (7,849)             38.7%


(1) Includes Premium and Internet customers.


INVESTMENTS

a) Furnace B

On June 17th, 2003, civil works for the reconstruction, capacity increase and addition of a new productive line in Furnace B located at Cristalerias' Padre Hurtado Plant were completed. Total investment (including the new productive line) amounted US$25 million. The reconstructed furnace increases total plant capacity by approximately 15%. The new furnace is operating normally.

b) Capital injection in CIECSA

On July 29th, 2003, the Board of Directors of Cristalerias de Chile S.A. agreed to make a capital injection to CIECSA in the equivalent of US$1.3 million. The resources obtained from the capital injection will be destined to pay part of the outstanding balance of the purchase of shares of Red Televisiva Megavision S.A., effected on August 27, 2002, to Grupo Televisa S.A. de C.V. Mexico.

c) Capital injection in Cristalchile Comunicaciones S.A.

On July 29, 2003, the Board of Directors of Cristalerias de Chile S.A. agreed to make a capital injection to Cristalchile Comunicaciones S.A. in the amount of Ch$2,480,000,000 (approximately US$3.5 million), corresponding to 50% of the value of a share issue to increase the capital of Metropolis-Intercom by $4.931.000.444 (approximately US$7.1 million). The resources obtained from the capital injection will be primarily destined to finance a broad band network expansion at Metropolis-Intercom.

                           CRISTALERIAS DE CHILE S.A.
                        CONSOLIDATED FINANCIAL STATEMENTS
                  (Restated for general price-level changes and
                   expressed in millions of Chilean Pesos as
                          of June 30, 2003) 1 US Dollar
                             = 699.12 Chilean Pesos

BALANCE SHEET


                                                                                    As of June 30
                                                                           -------------------------------
                                                                           2003                       2002
ASSETS                                                                     MCh$                       MCh$
------                                                                     ----                       ----

Cash, time deposits, marketable securities..................               92,599                      50,824
Receivables.................................................               41,866                      41,456
Inventories, net............................................               44,773                      41,403
Other current assets........................................                4,780                       2,976
TOTAL CURRENT ASSETS........................................              184,018                     136,660
NET P.P.&E..................................................              139,992                     135,475
Investment in related companies.............................              106,577                     113,181
Long-term receivables.......................................                9,481                       9,400
Goodwill on investments.....................................                  826                       1,496
Accounts receivable, related companies......................                    3                           1
Others......................................................               25,942                      22,765
TOTAL OTHER ASSETS..........................................              142,829                     146,843

TOTAL ASSETS................................................              466,838                     418,978

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current portion of long-term & short-term debt..............                5,999                      26,837
Dividends payable...........................................                  508                         556
Accounts and notes payable..................................               26,138                      21,591
Provisions, withholdings, income taxes......................               19,347                      16,753
Advances from customers.....................................                3,969                       2,406
TOTAL CURRENT LIABILITIES...................................               55,962                      68,143
Long-term bank liabilities and bonds payable................              131,675                      80,879
Miscellaneous creditors.....................................                  350                       1,397
Provisions and others.......................................               12,016                      10,073
TOTAL LONG-TERM LIABILITIES.................................               144,04                      92,349
MINORITY INTEREST...........................................               37,199                      36,818
TOTAL SHAREHOLDERS' EQUITY..................................              229,637                     221,668

TOTAL LIAB. & SHAREHOLDERS' EQUITY..........................              466,838                     418,978





STATEMENT OF INCOME

                                                              6 month period
                                                               ended June 30                   Second quarter
                                                           ---------------------            --------------------
                                                           2003             2002            2003            2002
                                                           MCh$             MCh$            MCh$            MCh$
                                                           ----             ----            ----            ----
OPERATING RESULTS:
Net sales.........................................        76,479           71,199          40,860          39,749
Cost of sales.....................................       (48,986)         (42,716)        (26,299)        (22,951)
Selling and administrative expenses...............       (11,974)         (11,454)         (6,553)         (6,559)
OPERATING INCOME..................................        15,520           17,030           8,008          10,239

NON-OPERATING RESULTS:

  Cordillera Comunicaciones Ltda..................        (3,446)          (4,973)         (1,942)         (2,499)
  Editorial Zig-Zag...............................          (111)             (93)            (80)            (49)
  Vina Los Vascos S.A.                                       397               73             288              39
  Rayen Cura S.A.I.C..............................           738           (2,481)            571            (952)
  Envases CMF.....................................           605             (208)            332            (352)
  Ediciones Chiloe................................           (92)             (33)             24              25
  Others..........................................             0               (1)              0              (0)
Equity in net income related companies (net)......        (1,908)          (7,716)           (808)         (3,788)

Interest income (expense) net.....................        (1,819)          (1,290)           (602)           (648)
Other nonrecurring income (net)...................          (680)          (1,159)           (278)           (975)
Amortization of goodwill..........................          (318)            (299)           (154)           (152)
Price-level restatement...........................          (664)            (956)           (749)           (709)
Exchange Rate Variations..........................        (4,437)           3,000          (6,111)          3,010
NON-OPERATING INCOME..............................        (9,826)          (8,420)         (8,702)         (3,262)
Income tax........................................        (1,429)          (2,822)             93          (1,804)
Extraordinary Items...............................            --               --              --              --
Minority interest.................................        (1,325)          (2,092)           (780)         (1,657)
NET INCOME........................................         2,940            3,697          (1,381)          3,515


                           CRISTALERIAS DE CHILE S.A.
                         INDIVIDUAL FINANCIAL STATEMENTS
                        (Restated for general price-level
                            changes and expressed in
                          millions of Chilean Pesos as
                          of June 30, 2003) 1 US Dollar
                             = 699.12 Chilean Pesos

BALANCE SHEET


                                                                                    As of June 30
                                                                           -------------------------------
                                                                           2003                       2002
ASSETS                                                                     MCh$                       MCh$
------                                                                     ----                       ----

Cash, time deposits, marketable securities...................                75,522                     33,334
Receivables..................................................                19,098                     20,469
Inventories, net.............................................                 6,643                      6,326
Other current assets.........................................                 1,962                      1,142
TOTAL CURRENT ASSETS.........................................               103,224                     61,271
NET P.P.&E...................................................                80,133                     75,227
Investment in related companies..............................               144,106                    142,682
Long-term receivables........................................                   151                        183
Goodwill on investments......................................                 1,980                      2,152
Accounts receivable, related companies.......................                21,863                     25,575
Others.......................................................                12,858                      9,892

TOTAL OTHER ASSETS...........................................               180,959                    180,484

TOTAL ASSETS.................................................               364,317                    316,981


LIABILITIES AND SHAREHOLDERS' EQUITY

Current portion of long-term debt............................                 1,829                     21,061
Dividends payable............................................                   507                        555
Accounts and notes payable...................................                 8,361                      5,376
Provisions, withholdings, income taxes.......................                 9,458                      7,595
TOTAL CURRENT LIABILITIES....................................                20,155                     34,587
Long-term bank liabilities and bonds payable.................               104,491                     50,867
Miscellaneous creditors......................................                   185                      1,003
Provisions...................................................                 7,533                      7,390
Others.......................................................                 2,316                      1,466
TOTAL LONG-TERM LIABILITIES..................................               114,525                     60,726
TOTAL SHAREHOLDERS' EQUITY...................................               229,637                    221,668

TOTAL LIAB. & SHAREHOLDERS' EQUITY...........................               364,317                    316,981







                           CRISTALERIAS DE CHILE S.A.
                         INDIVIDUAL FINANCIAL STATEMENTS
                        (Restated for general price-level
                            changes and expressed in
                          millions of Chilean Pesos as
                          of June 30, 2003) 1 US Dollar
                             = 699.12 Chilean Pesos



STATEMENT OF INCOME


                                                                6 month period
                                                                ended June 30                  Second quarter
                                                             --------------------            -------------------
                                                             2003            2002            2003           2002
                                                             MCh$            MCh$            MCh$           MCh$
                                                             ----            ----            ----           ----
OPERATING RESULTS:
Net sales...........................................        33,324          31,446          15,754          15,672
Cost of sales.......................................       (21,190)        (18,744)        (10,771)         (9,257)
General and administrative expenses.................        (2,506)         (2,377)         (1,262)         (1,292)
OPERATING INCOME....................................         9,628          10,324           3,721           5,122

NON-OPERATING RESULTS:
  Cristalchile Comunicaciones.......................        (3,447)         (4,974)         (1,942)         (2,499)
  S.A. Vina Santa Rita..............................         1,550           2,322             898           1,753
  Envases CMF S.A...................................           605            (208)            332            (352)
  Ciecsa S.A........................................            74             313             511             569
  Cristalchile Inversiones S.A......................           526          (2,509)            396            (903)
  Others............................................            (1)             (3)             (0)             (2)
Equity in net income related companies (net)........          (694)         (5,059)            194          (1,434)

Interest income (net)...............................          (939)           (504)           (132)           (284)
Other nonrecurring income (net).....................          (250)           (103)           (107)            (46)
Amortization of goodwill............................           (86)            (86)            (43)            (43)
Price-level restatement.............................          (387)           (298)           (365)           (319)
Exchange Rate Variations............................        (3,596)          1,566          (4,941)          1,814
NON-OPERATING INCOME................................        (5,950)         (4,484)         (5,394)           (311)

Income tax..........................................          (737)         (2,144)            292          (1,296)
Amortization of negative goodwill...................            --              --              --              --
Extraordinary Items.................................            --              --              --              --
NET INCOME..........................................         2,940           3,697          (1,381)          3,515

  SALES VOLUME                                             Th Tons         Th Tons         Th Tons         Th Tons
                                                           -------         -------         -------         -------
Glass sales in Th tons..............................         112.1           108.1            53.9            54.2

1 Measured between 7:30AM and 1:30AM (i.e.: 18 hours daily) from Monday to
  Sunday.

                                  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Glassworks of Chile
                                 (Registrant)

                                 By: Benito Bustamante C.
                                     --------------------
                                     Benito Bustamante C.
                                     Comptroller



Date:  September, 2003